Weingarten Realty Investors
2600 Citadel Plaza Drive, Suite 300
Houston, Texas 77008

November 22, 2005

VIA EDGAR

Ms. Linda van Doorn
Mail Stop 4561
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:         Weingarten Realty Investors
Form 10-K for the fiscal year ended December 31, 2004
Filed March 16, 2005
File No. 1-09876

Dear Ms. Linda van Doorn:

The following are the responses of Weingarten Realty Investors ("WRI") to the Staff's comment letter dated November 9, 2005.

Note 2. Newly Adopted Accounting Pronouncements, page 40

1.
Although you have determined that you are not required to consolidate any additional existing entities under FIN 46(R), please clarify whether you are involved in any variable interest entities, and if so, discuss the results of the primary beneficiary analysis. If you are involved in any variable interest entities, tell us how you have considered the disclosure provisions of FIN 46(R).

At December 31, 2004, we determined that we were not involved in any variable interest entities as defined per the guidelines set forth in FASB Interpretation No. 46R, “Consolidation of Variable Interest Entities.”

Note 14. Commitments and Contingencies, page 48

2.
Please clarify the terms of the agreements that allow the outside limited partners in the ventures using the DownREIT structure to put their interests to the partnership, including how the purchase price would be determined and the comparison of that price to fair value. Also explain how you have considered paragraph 26 of SFAS 66 in determining how to account for the purchase feature and original sale transaction if applicable.

The DownREIT operating partnership structure is utilized in the acquisition of certain real estate properties. In these transactions, a fair value purchase price is agreed upon between WRI, as General Partner of the DownREIT, and the seller where the seller receives operating partnership units in exchange for some or all of its ownership interest in the property. Each operating partnership unit is the equivalent of one common share of beneficial interest of WRI, and the number of operating partnership units issued to the seller is determined by dividing the fair value purchase price (less any assumed debt and subject to customary prorations) by the market value of a WRI common share as determined over a negotiated period of time ending on or about the date of purchase based upon an average of the closing price per common share.

Ventures using the DownREIT operating partnership structure generally give our partners the right to put their limited partnership interest in the entity on or after the first anniversary of the entity’s formation. WRI may acquire these limited partnership interests that are put to the partnership and has an option to settle this put in cash or a fixed number of WRI common shares. Cash consideration, which is defined in each partnership agreement, is an amount of cash equal to the average of the daily market price of one WRI common share (as adjusted to reflect share splits, share dividends, reverse share splits and similar events) for a negotiated number of consecutive trading days prior to the date of notification from the limited partner multiplied by the number of operating partnership units being redeemed. Share consideration, which is defined in each partnership agreement, is an equivalent of one common share per operating partnership unit being redeemed (as adjusted to reflect share splits, share dividends, reverse share splits and similar events).

Paragraph 26 of SFAS 66 has been reviewed, and we have determined that it is not applicable, as the seller (i.e., the limited partner in the DownREIT structure) has no obligation to repurchase the property and the terms of the transaction do not compel the seller, or give an option to the seller, to repurchase the property.

If you have any questions, please do not hesitate to contact me at (713) 868-6540.

Sincerely,

/s/ Joe D. Shafer
Joe D. Shafer
Vice President/Chief Accounting Officer

Enclosure

cc:	William Demarest, Securities and Exchange Commission
               Stephen Richter, Weingarten Realty Investors
Elisabeth Fisher, Deloitte & Touche LLP
Gina Betts, Locke Liddell & Sapp LLP